# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Joby Aviation, Inc., CIK 0001819848
CUSIP: G65163100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0001193125-22-048002
Filed by CIK 0001782533
Persons authorized to receive notices and communications: Paul Sciarra, 333 Encinal St, Santa Cruz, California (CA), 95060, 831-201-6700

## Reporting persons
- Sciarra Paul Cahill (CIK 0001782533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 56,520,980; shared voting power 0; sole dispositive power 56,520,980; shared dispositive power 0; aggregate amount beneficially owned 56,520,980 (5.7% of the class)
  Comment: Explanatory Note
  
  This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 22, 2022 (as amended to date, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Joby Aviation, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Joby Aviation, Inc.
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

10b5-1 Trading Plan

On May 14, 2026, the Reporting Person entered into a trading plan (the "2026 Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which, a broker dealer has agreed to make periodic sales of up to an aggregate of 1,875,000 shares of Common Stock on behalf of the Reporting Person.

This description of the 2026 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 2026 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Amount beneficially owned: 56,520,980
Percent of Class: 5.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:
Sole power to vote or direct the vote: 56,520,980
Shared power to vote: 0
Sole power to dispose or direct the disposition of: 56,520,980
Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of (i) 56,328,057 shares of Issuer Common Stock held of record by the Sciarra Management Trust (ii) 50,000 shares of Issuer Common Stock held of record by the Sciarra Foundation, and (iii) 142,923 shares held directly by Mr. Sciarra. The Reporting Person has voting and dispositive power over the shares held in the Sciarra Management Trust and the Sciarra Foundation and therefore may be deemed to be the beneficial owner of such shares.

The above percentage is based on 983,642,852 shares of Issuer Common Stock outstanding as of May 4, 2026.
Transactions in the class effected during the past sixty days: On April 5, 2026, the Reporting Person received an award of 1,361 fully vested restricted stock units, with each restricted stock unit representing a contingent right to receive one share of Common Stock. Except for the foregoing and as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Issuer Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2026 Trading Plan and is incorporated herein by reference. The Form of Trading Plan is attached as an exhibit hereto and incorporated herein by reference. The Reporting Person is also party to an existing Rule 10b5-1 trading arrangement pursuant to which up to 1,500,000 shares of Common Stock may be sold on behalf of the Reporting Person, which will expire on June 30, 2026.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Form of Trading Plan.

## Signatures
- Sciarra Paul Cahill: /s/ Paul Sciarra, Paul Sciarra (05/18/2026)